

16014457

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SEC Mail Processing Section
FEB 29 2016
Washington DC
416

SEC FILE NUMBER
8-44166

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Investor Services, L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1010
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Singer — 561-784-8922
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Daniel Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL INVESTOR SERVICES, L.C., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



MILDREY GARCIA
MY COMMISSION # FF241172
EXPIRES July 05, 2019

(Signature)

CEO

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

KAUFMAN|ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Global Investor Services, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Global Investor Services, L.C. as of December 31, 2015 and the related notes to the financial statement. This financial statement is the responsibility of Global Investor Services, L.C.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Investor Services, L.C. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.



Kaufman Rossin & Co., P.A.

Miami, Florida
February 26, 2016

Praxity MEMBER
GLOBAL ALLIANCE OF INDEPENDENT FIRMS

GLOBAL INVESTOR SERVICES, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
CASH AND CASH EQUIVALENTS (NOTE 2)	$ 1,874,157
DUE FROM BROKERS (NOTE 2)	1,379,902
DEPOSIT AT CLEARING BROKERS (NOTE 2)	200,008
BROKER ADVANCES AND NOTES RECEIVABLE	175,789
OTHER ASSETS	316,521
	$ 3,946,377

LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Accounts payable and accrued expenses (Note 3)	$ 1,639,444
Commissions payable	871,094
Total liabilities	2,510,538
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
MEMBERS' EQUITY	1,435,839
	$ 3,946,377

See accompanying notes to the financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Investor Services, L.C. (the "Company"), was organized on December 24, 1998 as a Florida Limited Liability Company. The Company is a broker and dealer whose primary focus of business is to provide execution, clearing and administrative services to foreign brokers through sub-clearing arrangements. The Company also sells listed, over the counter equities, options, mutual funds, and corporate bonds to retail investors, primarily on a riskless principal basis. The Company is a 92.11% owned subsidiary of Hencorp Becstone, L.C.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits. Cash denominated in foreign currencies is valued at quoted exchange rates.

Securities Transactions

Securities transactions are recorded on a trade date basis. Revenue from sale of investment company shares are recognized on the accrual basis. Dividends are recorded on the accrual basis as determined by the ex-dividend date. Interest is recognized on the accrual basis.

Broker Advances and Notes Receivable

Broker advances and notes receivable are comprised of balances due from brokers and certain former brokers. The carrying amount of the balances may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Broker advances and notes receivable are charged off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreements of the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2012.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statement.

Use of Estimates in the Preparation of the Statement of Financial Condition

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

The Company's primary clearing and depository operations are provided by Pershing, a Bank of New York Company, whose principal office is in Jersey City, New Jersey. The underlying agreement provides for early termination fees ranging from $75,000 to $200,000 through 2018. In addition, the Company terminated its clearing relationship with J.P. Morgan in 2015. The Company's clearing deposit of $100,000 remains due from J.P. Morgan pending the final transfers of customer accounts. Amounts due from brokers, deposit at clearing brokers, and cash and cash equivalents of $1,810,418 are due from and held by these brokers.

NOTE 3. MANAGEMENT AGREEMENT

The Company receives management and administrative services, including office facilities, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities and staff in consideration of a management fee. As of December 31, 2015, $408,894 of management fees were unpaid. This amount is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2015, the Company's "Net Capital" was $543,294 which exceeded requirements by $375,925 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 4.62 to 1.

NOTE 5. RISK CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company has employment agreements with various executives. Certain of the executives are eligible to receive, amongst other things, membership interests and bonuses based on the performance of the Company. During 2015, a 1% membership interest was issued to an executive under these agreements, the value of which is immaterial to the accompanying financial statement.

Additionally, certain annual salaries and bonuses earned by the executives may be paid in the form of membership interests in the Company. During 2015, a total of 0.75% membership interests were issued to two executives as a bonus, the value of which is immaterial to the accompanying financial statement.

Litigation Matters

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

Global Investor Services, L.C.

Statement of Financial Condition
December 31, 2015